Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852

02 JUN 27 AM 12:45

ANGLO IRISH BANK

02042223

10 June 2002

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

SUPPL

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

pp R. Murphy

Encl.

STOCK EXCHANGE

DATE	ANNOUNCEMENT
5 March 2002	Dealing by Director (x1)
6 March 2002	Dealing by Director (x1)
16 April 2002	Notification of Substantial Holding
1 May 2002	Interim Results Release Date
8 May 2002	Interim Results 2002
9 May 2002	Dealing by Director (x1)
15 May 2002	Notification of Substantial Holding
20 May 2002	Dealing by Director (x1)
22 May 2002	Scrip Terms - Interim Dividend 2002
28 May 2002	Dealing by Director (x1)
30 May 2002	Appointment of Fintan Drury as Non-Executive Director
7 June 2002	Dealing by Director (x1)

COMPANIES REGISTRATION OFFICE

5 February 2002	Form B5 – Return of Allotments/Companies Capital Duty 107,000 new shares.
8 February 2002	Form B1 – Annual Return
1 March 2002	Form B5 – Return of Allotments/Companies Capital Duty 193,000 new shares.
9 May 2002	Form B5 – Return of Allotments/Companies Capital Duty 600,000 new shares.
17 May 2002	Form B5 – Return of Allotments/Companies Capital Duty 97,000 new shares.
30 May 2002	Form B10 – Appointment of Fintan Drury as Director.

02 JUN 27 AM 12:15

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.

All relevant boxes should be completed in block capital letters.

1. Name of company **ANGLO IRISH BANK CORPORATION PLC**	2. Name of director **PETER CYRIL MURRAY**
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **DIRECTOR NAMED AT 2 ABOVE**	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **PETER CYRIL MURRAY**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **IT DOES NOT**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. **SHARE PURCHASE**

7. Number of shares/amount of stock acquired **29,000**	8. Percentage of issued class **0.009 %**	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security **Ordinary €0.32**	12. Price per share **€5.13**	13. Date of transaction **4 MARCH 2002**	14. Date company informed **4 MARCH 2002**

15. Total holding following this notification **PETER MURRAY** 61,212 **TRUSTEES OF THE AAML EXECUTIVE PENSION PLAN** 29,000 90,212	16. Total percentage holding of issued class following this notification **0.028 %**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries **RONAN MURPHY (01) 616 2506**

25. Name and signature of authorised company official responsible for making this notification

Date of notification **5 March 2002**

R. Murphy
Group Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. [ ]

All relevant boxes should be completed in block capital letters.

1. Name of company **ANGLO IRISH BANK CORPORATION PLC**	2. Name of director **SEAN PATRICK FITZPATRICK**
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **DIRECTOR NAMED AT 2 ABOVE**	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **SEAN PATRICK FITZPATRICK 2,276,810** **SEAN AND TRIONA FITZPATRICK 1,274,634** **ANGLO IRISH BANK (NOMINEES) LTD A/C 359 12,664**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **IT DOES NOT**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. **TRANSFER OF SHARES FROM THE DIRECTOR TO A SELF ADMINISTRATED PORTFOLIO SET UP FOR HIS BENEFIT.**

7. Number of shares/amount of stock acquired **143,000**	8. Percentage of issued class **0.044 %**	9. Number of shares/amount of stock disposed **143,000**	10. Percentage of issued class **0.044 %**
11. Class of security **Ordinary €0.32**	12. Price per share **€5.03**	13. Date of transaction **5 MARCH 2002**	14. Date company informed **5 MARCH 2002**

15. Total holding following this notification **3,564,108 (unchanged)**	16. Total percentage holding of issued class following this notification **1.101 %**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries **RONAN MURPHY (01) 616 2506**
25. Name and signature of authorised company official responsible for making this notification Date of notification **6 March 2002** **R. Murphy** **Group Secretary**	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

EAGLE STAR
EAGLE STAR LIFE ASSURANCE COMPANY OF IRELAND LIMITED

Mr. Ronan Murphy
Company Secretary
Anglo Irish Bank Plc.
Stephen Court
18-21 St. Stephen's Green,
Dublin 2.

16th April 2002

Dear Mr. Murphy

Denotification of Interest in Ordinary Shares of Anglo Irish Bank Plc.

I wish to advise that following the disposal of Scudder Investments (US) by the Zurich Financial Services Group to Deutsche Bank (effective 8th April 2002), that the combined shareholdings of the remaining entities in the Zurich Financial Services Group Plc. in ordinary shares of Anglo Irish Bank Plc. amounts 673,369 Ordinay Shares and this amounts to 0.208% (previously 6.771%) of the Issued Ordinary Share Capital (based on shares in issue of 323,378,416 Ordinary Shares per the Irish Stock Exchange) as at 12th April 2002.

If you have any queries, please contact Ken Spillane (Investment Accountant) @ 01-2092327.

Yours faithfully

Patrick Coyle

Patrick Coyle
Director & Company Secretary

ANGLO IRISH BANK CORPORATION plc
RECEIVED
19 APR 2002

EAGLE STAR HOUSE FRASCATI ROAD BLACKROCK CO DUBLIN TELEPHONE 01 283 1301 FAX 01 283 1578 WEBSITE www.eaglestarlife.ie
REGISTERED IN IRELAND UNDER NUMBER 58098 REGISTERED OFFICE EAGLE STAR HOUSE FRASCATI ROAD BLACKROCK CO DUBLIN

ANGLO IRISH BANK

ANGLO IRISH BANK CORPORATION PLC

INTERIM RESULTS 2002

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Interim Results for the six months ended 31 March 2002 on the morning of Wednesday 8 May 2002. The Results will incorporate information relating to the dividend.

1 May, 2002

ANGLO IRISH BANK

Interim Results for the Six Months to 31st March 2002

HIGHLIGHTS

Anglo Irish Bank today (Wednesday 8th May 2002) published its interim results for the six months to 31st March 2002.

- Pre-tax profits up 27% to Euro 115.2 million
- Earnings per share up 20% to 24.71c
- Total assets of Euro 17.9 billion
- Cost income ratio of 30%
- Interim dividend increased by 17% to 4.2c

Commenting on the results, Mr, Sean FitzPatrick, Group Chief Executive, said:

"The results for the six months are very strong and have been achieved through growth across all areas of the Bank.

It was very rewarding to see that the growth and strength of the Bank was evidenced by the upgrading of our credit rating in February by Fitch Rating, the international rating agency.

Our strategic objective is to continue to build solid repeatable income streams capable of consistently generating above average growth in earnings per share ".

-ends-

For reference:

Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director
Ronan White, Head of Corporate Communications
Anglo Irish Bank
Tel: (01) 616 2000

Billy Murphy
Drury Communications
Tel: (01) 260 5000

Chairman's Statement

Results

The figures for the six months to 31 March 2002 are excellent and represent the 17th consecutive set of record interim profits for the Group. The main features of the results are:

- Pre tax profits increased by 27% to Euro 115.2m
- Attributable profits increased by 29% to Euro 76.7m
- Basic EPS increased by 20% to 24.71c
- Lending increased by 15%
- Deposits grew by 15%
- Cost/Income ratio stands at 30%

- Tier One Capital Ratio is 7%

Dividend
The Board has declared an interim dividend of 4.2c per share, an increase of 17% on last year's interim dividend. This will be posted on 15 July 2002 to shareholders on the Bank's register as at the close of business on 17 May 2002. Withholding tax may apply on the interim dividend, depending on the tax status of each shareholder.

As has been the case previously, shareholders will be given the option of receiving additional ordinary shares instead of a cash dividend.

It is the Board's intention to continue its progressive dividend policy, which balances dividend growth with profit retention to facilitate the Group's continued expansion.

Operations
The results for the six months to 31 March 2002 are very strong and are very satisfying to your Board. The 20% increase in EPS has been achieved through growth across all areas of the Bank.

The Bank's lending operations continue to provide the core of EPS growth. Net lending grew by Euro 1.7 billion to Euro 13.2 billion. Such strong growth is particularly satisfying when set against both the national and global economic uncertainty of the past six months.

In Ireland, the international economic slowdown, exacerbated by the events of September 11 2001 and combined with the impact of national issues such as the foot and mouth controls, provided a negative economic back drop for all business activity over the last year, particularly in the last six months. The UK economy continued to expand at a steady, albeit slower pace, than that of Ireland. Despite this, we continued to expand the loan book in both Ireland and the UK, taking increased market share without in any way diminishing asset quality or diluting margins.

The UK now represents 39% of our total loan book. It is very important to us, in that its scale, relative to the Irish market offers very considerable growth potential for the Bank. We are confident that we will continue to grow our market share from its current position. We anticipate that over a five year period lending in the UK could well represent 50% of total advances.

Our US loan book centred in Boston, which represents 6% of total lending, continues to perform satisfactorily and represents further real diversification of both assets and earnings.

We continue to build and progressively diversify the Group's funding base as part of our overall expanding treasury activities and our deposit base grew by 15% in the six month period. Our strategy of keeping costs low in order to compete on price in the deposit markets is as valid today as ever.

Our fee income businesses have also grown over the past half year, although the sluggish equity markets have diminished somewhat the rate of growth in our private banking business.

The Bank's efficiency or cost income ratio continues to be one of the best in the financial services sector. The ongoing control of costs remains a key focus of management.
The Bank continues to maintain a strong capital position with a Total Capital ratio of 12% and a Tier One ratio of 7%. These ratios were supported by the highly successful share placing of 15.25 million shares last January. We believe that the Bank has sufficient capital to facilitate all planned organic growth for the foreseeable future. Capital will continue to be generated from a combination of retained earnings and other capital instruments.

Your Board recently commissioned an independent examination of the controls, procedures and practices operated by the Bank within its treasury division. This examination has largely been completed and no potential weaknesses have been identified.

Credit Rating
It was very rewarding to see that the growth and strength of the Bank was evidenced by an upgrade in its credit rating in February by FITCH Ratings, the international rating agency. The Bank's long term rating was upgraded from A- to A and the short term rating from F2 to F1. It is a very positive advance and recognises the real progress that has been made by the Bank.

Strategy
We continue to implement the strategy that was put in place several years ago. Our focus on lending continues in our existing geographic markets and risk categories. We will continue with the diversification of our funding base whilst building the fee income areas of wealth management, corporate treasury sales and international trade finance.

Our strategic objective remains the building of solid, repeatable income streams capable of consistently generating above average growth in earnings per share. Our key strength is our focus on this policy of enhancing shareholder value.

Outlook
The Board looks with confidence to the future. We have clearly demonstrated our ability to build EPS even with the more modest rates of growth in Ireland. I am equally confident with regard to our ability to expand further within the UK. Overall I believe that we will achieve the budgets which we set ourselves at the start of this financial year.
The Bank continues to be well positioned to expand in all our markets. Our business model has clearly proven itself over recent years and we have the two key determinants of growth in place, namely, capital and the right people.

Looking forward I also believe that, barring significant external shocks to our economic system, we can look with confidence to expanding profitability in line with our stated strategy.

Peter Murray
CHAIRMAN
7 May 2002

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT (Unaudited)

For the Six Months Ended 31 March 2002

	6 Months Ended 31 March 2002 EURm	6 Months Ended 31 March 2001 (restated) EURm	Year Ended 30 September 2001 (restated) EURm
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from Debt Securities and other Fixed Income Securities	20.8	20.9	41.9
Other Interest Receivable and Similar Income	467.9	442.7	905.8
Interest Payable and Similar Charges	(325.5)	(339.0)	(678.2)
Net Interest Income	163.2	124.6	269.5

Other Income

Fees and Commissions Receivable	58.6	49.7	107.3
Fees and Commissions Payable	(5.0)	(3.9)	(7.9)
Dealing Profits	2.7	3.7	6.3
Other Operating Income	3.5	2.6	7.4
Total Income	223.0	176.7	382.6
Operating Expenses			
Administrative Expenses	63.2	47.8	109.6
Depreciation and Goodwill Amortisation	4.9	2.9	8.3
Provisions for Bad and Doubtful Debts - Specific	5.5	8.2	14.4
- General	34.2	27.3	55.3
Amounts Written Off Fixed Asset Investments	-	-	0.2
	107.8	86.2	187.8
Group Profit on Ordinary Activities Before Taxation	115.2	90.5	194.8
Taxation on Profit on Ordinary Activities	(28.8)	(18.4)	(46.1)
Group Profit on Ordinary Activities After Taxation	86.4	72.1	148.7
Non-Equity Minority Interest - Preference Dividends	(9.7)	(12.6)	(23.3)
Group Profit Attributable to Ordinary Shareholders	76.7	59.5	125.4
Dividends	(13.5)	(10.9)	(31.6)
Group Profit Retained for Period	63.2	48.6	93.8
Scrip Dividends	5.9	4.4	6.7
Group Profit Brought Forward	279.9	179.4	179.4
Group Profit Carried Forward	349.0	232.4	279.9
Basic Earnings Per Share	24.71 c	20.51 c	42.36 c
Diluted Earnings Per Share	24.14 c	19.91 c	41.13 c
Dividends Per Ordinary Share	4.20 c	3.60 c	10.44 c

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED BALANCE SHEET (Unaudited)

As at 31 March 2002

	31 March 2002	30 September 2001 (restated)	31 March 2001 (restated)
	EURm	EURm	EURm
Assets			
Loans and Advances to Banks	3,520.2	3,386.7	2,706.5
Loans and Advances to Customers	12,729.1	10,952.0	9,595.6

Securitised Assets	492.1	569.6	482.7
Less: Non-Returnable Proceeds	(472.1)	(546.3)	(445.6)
	20.0	23.3	37.1
Debt Securities	1,170.8	943.5	795.0
Equity Investment Shares	1.5	1.3	0.5
Own Shares	5.9	5.3	5.1
Intangible Fixed Assets - Goodwill	62.9	64.1	2.9
Tangible Fixed Assets	30.8	29.1	26.5
Other Assets	34.7	34.7	34.3
Prepayments and Accrued Income	328.2	260.4	219.4
	17,904.1	15,700.4	13,422.9
Life Assurance Assets Attributable to Policyholders	65.4	55.6	6.1
Total Assets	17,969.5	15,756.0	13,429.0
Liabilities			
Deposits by Banks	4,294.9	3,763.8	3,104.7
Customer Accounts	9,784.7	8,862.3	8,141.4
Debt Securities in Issue	1,800.3	1,217.4	892.6
Other Liabilities	56.8	77.1	39.7
Accruals and Deferred Income	262.9	220.1	188.8
Provisions for Liabilities and Charges	8.0	8.5	18.6
	16,207.6	14,149.2	12,385.8
Capital Resources			
Subordinated Liabilities	477.5	476.6	327.2
Perpetual Capital Securities	323.1	318.3	-
Non-Equity Minority Interest - Preference Shares	294.2	288.1	292.6
	1,094.8	1,083.0	619.8
Called Up Share Capital	103.6	97.9	96.6
Share Premium Account	148.2	89.5	87.4
Other Reserves	0.9	0.9	0.9
Profit and Loss Account	349.0	279.9	232.4
Total Shareholders' Funds (All Equity Interests)	601.7	468.2	417.3
Total Capital Resources	1,696.5	1,551.2	1,037.1
	17,904.1	15,700.4	13,422.9
Life Assurance Liabilities Attributable to Policyholders	65.4	55.6	6.1
Total Liabilities and Capital Resources	17,969.5	15,756.0	13,429.0
Memorandum Items			
Contingent Liabilities			
Guarantees	536.0	690.4	673.3
Commitments			
Commitments to Lend	2,188.5	2,088.3	1,456.3

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED CASH FLOW STATEMENT
(Unaudited)

For The Six Months Ended 31 March 2002

	6 Months Ended 31 March 2002 EURm	6 Months Ended 31 March 2001 EURm	Year Ended 30 September 2001 EURm
Reconciliation of Operating Profit to Net Operating Cash Flows			
Operating Profit	115.2	90.5	194.8
Increase in Accruals and Deferred Income	45.0	16.3	22.3
Increase in Prepayments and Accrued Income	(63.8)	(23.3)	(64.2)
Interest Charged on Subordinated Liabilities	17.4	14.5	33.4
Interest Charged on Perpetual Capital Securities	13.9	-	7.2
Interest Earned on Debt Securities and Other Fixed Income Securities	(20.8)	(20.9)	(41.9)
Provisions for Bad and Doubtful Debts	39.7	35.5	69.7
Loans and Advances Written Off Net of Recoveries	(8.5)	(9.5)	(15.6)
Depreciation and Goodwill Amortisation	4.9	2.9	8.3
Amounts Written Off Fixed Asset Investments	-	-	0.2
Profit on Disposal of Tangible Fixed Assets	-	-	(0.3)
Amortisation of Debt Securities	(1.6)	0.6	-
Net Cash Flow from Trading Activities	141.4	106.6	213.9
Net Increase in Deposits	2,036.4	2,286.4	3,890.2
Net Increase in Loans and Advances to Customers	(1,805.0)	(1,827.5)	(3,145.1)
Net (Increase)/Decrease in Loans and Advances to Banks	(430.8)	235.8	79.5
Net (Decrease)/Increase in Other Liabilities	(0.6)	(1.4)	0.6
Exchange Movements	20.1	(5.7)	(16.1)
Net Decrease in Other Assets	0.4	1.3	0.7
Net Cash Flow from Operating Activities	(38.1)	795.5	1,023.7
Returns on Investment and Servicing of Finance	(26.4)	(12.9)	(11.9)
Tax Paid	(41.7)	(24.3)	(36.6)
Capital Expenditure and Financial Investment	(231.5)	(65.8)	(217.9)
Acquisitions and Disposals	-	-	(75.4)
Equity Dividends Paid	(15.0)	(11.4)	(19.9)
Financing	55.4	48.0	525.5
(Decrease)/Increase in Cash	(297.3)	729.1	1,187.5

ANGLO IRISH BANK CORPORATION plc

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (Unaudited)

For The Six Months Ended 31 March 2002

	6 Months Ended 31 March 2002 EURm	6 Months Ended 31 March 2001 (restated) EURm	Year Ended 30 September 2001 (restated) EURm
Group Profit Attributable to Ordinary Shareholders	76.7	59.5	125.4
Prior Period Adjustment (see explanatory note)	(5.4)		
Total Recognised Gains Since 30 September 2001	71.3		

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS (Unaudited)

For The Six Months Ended 31 March 2002

	6 Months Ended 31 March 2002 EURm	6 Months Ended 31 March 2001 (restated) EURm	Year Ended 30 September 2001 (restated) EURm
Group Profit Attributable to Ordinary Shareholders	76.7	59.5	125.4
Dividends (Net of Scrip)	(7.6)	(6.5)	(24.9)
	69.1	53.0	100.5
New Ordinary Share Capital Subscribed	64.4	43.8	47.2
Net Additions to Shareholders' Funds	133.5	96.8	147.7
Opening Shareholders' Funds as Restated	468.2	320.5	320.5
Closing Shareholders' Funds	601.7	417.3	468.2

ANGLO IRISH BANK CORPORATION plc

NOTES TO THE INTERIM REPORT

For the Six Months Ended 31 March 2002

CHANGE IN ACCOUNTING POLICY

The interim results reflect the implementation of Financial Reporting Standard 19-Deferred Tax

("FRS 19") which replaced Statement of Standard Accounting Practice 15-Accounting for Deferred Tax ("SSAP 15"). With the exception of this change, the interim financial statements have been prepared in accordance with the accounting polices set out in the financial statements for the year ended 30 September 2001.

Under FRS 19 full provision for deferred tax must now be made for the tax liability which would arise from the claw-back of capital allowances claimed in the event of the disposal of certain tax-based assets within their claw-back period. This provision must be made even though the group currently has no intention of making any such disposals. If no disposals occur prior to the expiration of the relevant tax claw-back period the related deferred tax provision will then be reversed.

Under SSAP 15 the group did not provide for deferred tax in such circumstances but did disclose the potential liability by way of note to the financial statements.

Prior period results have been restated to reflect this change in accounting policy. The effect is to reduce the taxation charge in the profit and loss account by Euro 0.6 million in the six months to 31 March 2001 and by Euro 1.3 million in the year to 30 September 2001. The cumulative effect on the balance sheet is to increase the deferred tax liability by Euro 5.4 million and Euro 6.7million at 30 September 2001 and 30 September 2000 respectively and to reduce the retained profits at these dates by the same amounts.

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 SEPTEMBER 2001

The full financial statements for the year ended 30 September 2001 received an unqualified auditors' opinion and have been filed with the Registrar of Companies in Ireland.

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 947080

All relevant boxes should be completed in block capital letters.

1. Name of company **ANGLO IRISH BANK CORPORATION PLC**	2. Name of director **JOHN ROWAN**
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **DIRECTOR NAMED AT 2 ABOVE**	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **BOLERO INVESTMENTS LIMITED**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **IT DOES NOT**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. **DISPOSAL**

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed **82,166**	10. Percentage of issued class **0.025 %**
11. Class of security **Ordinary €0.32**	12. Price per share **STG£3.85**	13. Date of transaction **8 MAY 2002**	14. Date company informed **8 MAY 2002**

15. Total holding following this notification **348,084**	16. Total percentage holding of issued class following this notification **0.107 %**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries **RONAN MURPHY (01) 616 2506**

25. Name and signature of authorised company official responsible for making this notification

R. Murphy

Date of notification **9 MAY 2002**

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

Bank of Ireland
Asset Management

BANK OF IRELAND
ASSET MANAGEMENT
LIMITED
26 FITZWILLIAM PLACE
DUBLIN 2
TELEPHONE 01 661 6433
FAX 01 661 6688

May 15, 2002

Company Secretary,
Anglo Irish Bank plc,
Stephens Court,
18/21 St Stephens Green,
Dublin 2.

Notification of Transactions in Shares of Public Limited Companies

Dear Sir,

I refer to Chapter 2 of Part IV of the Companies Act 1990 which requires disclosure, by a person who acquires an interest in 5% or more of the issued Share Capital of a public limited company, to that company of the holding. Subsequent transactions which change the percentage holding by a whole number must also be notified.

In this regard I am to notify you of the following holding(s):

No. of Shares Held	% of Issued Share Capital after transaction
15,816,870	4 %

The shares are registered in the name of Bank of Ireland Nominees Limited, as registered owner only, on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

Yours sincerely,

Marcus Doherty
Compliance Advisor

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. [ ]

All relevant boxes should be completed in block capital letters.

1. Name of company **ANGLO IRISH BANK CORPORATION PLC**	2. Name of director **TIARNAN O MAHONEY**
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **DIRECTOR NAMED AT 2 ABOVE**	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **TIARNAN O MAHONEY**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **IT DOES NOT**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. **DISPOSAL**

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed **148,000**	10. Percentage of issued class **0.045 %**
11. Class of security **66,000 Ordinary €0.32** **30,000 Ordinary €0.32** **52,000 Ordinary €0.32**	12. Price per share **€6.90** **€6.93** **€6.95**	13. Date of transaction(s) **17 MAY 2002**	14. Date company informed **17 MAY 2002**

15. Total holding following this notification **487,990**	16. Total percentage holding of issued class following this notification **0.150 %**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries **RONAN MURPHY (01) 616 2506**

25. Name and signature of authorised company official responsible for making this notification

Date of notification **20 MAY 2002**

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS – INTERIM DIVIDEND 2002

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2002 Interim Dividend are that one new ordinary share will be credited as fully paid for every 204.417738 shares held where Dividend Withholding Tax (DWT) applies and for every 163.534190 shares held where the Withholding Tax does not apply.

The issue price will be €6.868436 per ordinary share to shareholders on the register at the close of business on 17 May 2002 who held the required minimum number of shares.

22 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 317325

02 JUN 27 AM 12:45

1. Name of company

ANGLO IRISH BANK CORPORATION PLC

2. Name of director

PETER RICHARD KILLEN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PETER R. KILLEN

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

IT DOES NOT

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

DISPOSAL

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

90,000

10. Percentage of issued class

0.028 %

11. Class of security

ORDINARY €0.32

12. Price per share

€7.00

13. Date of transaction

27 MAY 2002

14. Date company informed

27 MAY 2002

15. Total holding following this notification

1,105,649

16. Total percentage holding of issued class following this notification

0.341 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

RONAN MURPHY - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

RONAN MURPHY, GROUP SECRETARY

Date of Notification

28 MAY 2002

02 JUN 27 AM 12:45

ANGLO IRISH BANK

ANGLO IRISH BANK APPOINTS NEW NON-EXECUTIVE DIRECTOR

Anglo Irish Bank Corporation plc today (Thursday 30 May, 2002) announces the appointment of Fintan Drury to the Board of the Company as a non-executive Director.

Mr. Drury (43) is Chairman of sports management company, DSMI and is a director of a number of other private companies. A former news journalist with RTE, Mr. Drury founded Drury Communications, a leading corporate communications consultancy, in 1988. He retired from the business in 1999 when he sold his controlling interest in the company.

Commenting on the appointment, Sean FitzPatrick, Chief Executive of Anglo Irish Bank said "We are delighted Fintan Drury is joining the Board, which will be further strengthened by his wide-ranging business experience and acumen, at this important phase in the Bank's continued development"

-Ends-

30 May, 2002

AVS No: 002414

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: **389025**

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

15,800

8. Percentage of issued class

0.0048 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.77

13. Date of transaction

6 June 2002

14. Date company informed

6 June 2002

15. Total holding following this notification

Chase Nominees Ltd	**138,335**
Russell Nominees Ltd	**12,750**
Merrion Stockbrokers Nominee Ltd a/c 2210	**10,130**
Patrick Wright	**16,100**
Total Holding	***177,315***

16. Total percentage holding of issued class following this notification

0.055 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

7 June 2002

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office

02 JUN 27 AM 12:45

Companies Capital Duty

ICSA SOFTWARE
BLUEPRINT
Company Secretary

Return of allotments

Companies Acts, 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5

The return must be delivered within one month after the allotment

Company Number: 22045

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

Stephen Court
18/21 St Stephen's Green
Dublin 2

Date of allotment(s) *notes one and two* made on **5th February 2002**

or made from to

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Desmond Whyte 'Sea Breeze', 4 Red Island, Skerries, Co Dublin	Ordinary	85,000
Kevin P. Nelson 37 Watson Road, Killiney, Co Dublin.	Ordinary	22,000

Presenter's Name Address

Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Telephone number 01 616 2506

Reference rm/cj

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash	✓	Non-Cash		Both Cash and Non-Cash	
Complete Section C		Complete Section D		Complete Section C and D	

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
22,000	Ordinary	Eur 0.320	IR£ 0.610	IR£ 13,420.00
85,000	Ordinary	Eur 0.320	IR£ 0.860	IR£ 73,100.00

Denomination

Conversion Rate, if any

Total value of consideration: Eur 109,857.74 / IR£ 86,520.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Shares allotted under Share Options Scheme approved by Shareholders in General Meeting.

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note three*: 0

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director ☐ Company Secretary ✓

Signature [signature]

Dated 4th March 2002

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 5th February 2002

notes one and two

or made from to

E	F
Values of assets contributed or to be contributed	Nominal values of shares
1. Total from section C: 86,520.00	1. Amount / Denomination: 0
2. Total form section D: 0	2. Conversion Rate: 0
3. Total 1. + 2. above: 86,520.00	3. Amount in IR£: 0
4. Expenses *note four*: 0	
5. Total 3 + 4: 86,520.00	

Greater amount of boxes E5 or F3: 86,520.00

Stamp Duty at £1 per £100 or part thereof: 866.00

Interest for 0 months *note five*: 0

Total Due (CCD): 866.00

£10 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): 876.00 Eur 1,112.29

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration

ICSA SOFTWARE
BLUEPRINT
Company Secretary

02 JUN 27 [illegible]

Companies Registration Office

Annual Return

Section 125 or 126, Companies Act, 1963

Companies Acts, 1963 to 1999

Company Number
22045

Registration fee stamp to be affixed above

B1

Please complete using black block capitals or typewriting

Company Name *in full*

Anglo Irish Bank Corporation plc

Return made up to *note one* **8th February 2002**

Financial year *note two* from **1st October 2000** to **30th September 2001**

Address of registered office

STEPHEN COURT
18/21 ST STEPHE'S GREEN
DUBLIN 2

Other Addresses Places where the register of members, register of debenture holders and directors' service contracts/memoranda are kept, if other than the registered office

Addresses	Description of address
HERON HOUSE, CORRIG ROAD, SANDYFORD INDUSTRIAL ESTATE, DUBLIN 18.	Register of Members
	Register of debenture holders
	directors' service contracts/memoranda

Secretary

Surname *note three*
MURPHY

Forename *note three*
RONAN

Former surname(s) *note four*
NONE

Former Forename *note four*
NONE

Home address *note three*
43 Clonkeen Road, Blackrock, Co Dublin

Indebtedness
Nil

Total amount of indebtedness of the company in respect of all mortgages and charges which are required to be registered with the Registrar of Companies under the Companies Acts, or which would have been required to be registered if created after 1 July 1908.

Presenter's Name
Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's Green,
Dublin 2.

Address

Telephone Number **01 616 2506**

Reference **rm/cj**

Note one
The date should be 14 days after the A.G.M of the company.

Note two
Give the dates of the commencement and completion of the financial year of the accounts presented to the A.G.M.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal office of the firm may be stated.

Note four
Former forename or surname [illegible] not include the following:

In the case of a person usually known by a title different from his surname, the name by which he was known previous to the adoption of or succession to the title;

In the case of any person ,a former forename or surname where that forename or surname was changed or disused before the person bearing the name attained the age of 18 years or has been changed or disused for a period not less than 20 years;

In the case of a married woman, the name or surname by which she was known previous to her marriage.

Note five
Where appropriate references to shares will be taken as references to stock and references to numbers of shares as references to amount of stock

Capital - Nominal *note five*

Nominal share capital **Euro 121,600,000.00**

Class	Number	Value per share
Ordinary	380,000,000	Euro 0.32

Note six
Give the total number of shares held by each member

Capital - Issued

Total Issued Capital **Euro 103,515,333.12**

Issued Amounts

Paid up on shares issued for cash	Euro 344,068,620.69
Considered paid on other shares	Euro 2,095,764.28
Total calls unpaid	

Note seven
Applicable to private companies only. Particulars of shares transferred since the date of the last return or, in the case of a first return, the date of incorporation, by persons who are still members and persons who have ceased to be members. Give the date of registration of each transfer and the number transferred on each date.

Shares Issued

Consideration - all cash

Class	Number	Amount called up per share	Amount paid per share	Total amount paid
Ordinary	317,683,322		See Attached	
Totals	317,683,322	**(A)**		

Note eight
Names should be given in alphabetical order or an index should be annexed.

Consideration - not all cash

Class	Number	Amount called up per share	Amount considered paid per share	Total amount considered paid
Ordinary	5,802,094		See Attached	
Totals	5,802,094	**(B)**		

Total number of shares issued (A) plus (B)	323,485,416	This total must agree with the total number of shares held by existing members as stated in the "List of Past and Present Members" section of the return

Other Share/Debenture Details

Details of shares forfeited, shares/debentures issued at a discount, or on which a commission was paid including share class, number of shares and amounts in each case

ALLOTMENT OF SHARES FOR A CASH CONSIDERATION

	Price per Share in IR£	Price per share in Euro	Number of Shares	IR£	Euro
Amount called up on number of shares of each class	0.25	0.317435	1,171,704	292,926.00	371,939.30
	0.269	0.341560	1,485	399.47	507.22
	0.275	0.349178	2,000,000	550,000.00	698,355.94
	0.2758	0.350194	229,759	63,367.53	80,460.17
	0.3095	0.392984	129,375	40,041.56	50,842.30
	0.31869379	0.404658	3,483,912	1,110,301.12	1,409,791.61
	0.3285	0.417109	62,400	20,498.40	26,027.60
	0.33	0.419014	1,801,023	594,337.59	754,653.07
	0.351	0.445678	16,904	5,933.30	7,533.74
	0.352	0.446948	3,408	1,199.62	1,523.20
	0.3579848	0.454547	343,590	123,000.00	156,177.78
	0.4037	0.512593	16,485	6,654.99	8,450.10
	0.4067	0.516402	531,656	216,224.50	274,548.48
	0.41	0.520593	22,500	9,225.00	11,713.33
	0.42	0.533290	1,000,000	420,000.00	533,289.99
	0.46	0.584080	60,187,533	27,686,265.18	35,154,305.15
	0.4639	0.589031	957,911	444,374.91	564,239.75
	0.464	0.589158	35,000	16,240.00	20,620.55
	0.465	0.590428	94,410	43,900.65	55,742.33
	0.4745	0.602491	36,878	17,498.61	22,218.65
	0.475	0.603126	9,342,287	4,437,586.33	5,634,572.33
	0.492914	0.625872	1,279,383	630,625.79	800,729.58
	0.50	0.634869	121,723,149	60,861,574.50	77,278,258.66
	0.5015	0.636774	29,504	14,796.26	18,787.37
	0.5016	0.636901	603,569	302,750.21	384,413.47
	0.5019	0.637282	26,298	13,198.97	16,759.23
	0.51	0.647566	300,000	153,000.00	194,269.93
	0.5151	0.654042	206,526	106,381.54	135,076.70
	0.5214	0.662041	806,842	420,687.42	534,162.83
	0.5238	0.665089	229,060	119,981.63	152,345.24
	0.531	0.674231	156,886	83,306.47	105,777.39
	0.532	0.675501	1,433,262	762,495.38	968,169.42
	0.535	0.679310	46,872	25,076.52	31,840.61
	0.5313	0.674612	66,993	35,593.38	45,194.27
	0.5378	0.682865	1,190	639.98	812.61
	0.55	0.698356	9,445,442	5,194,993.10	6,596,280.56
	0.57	0.723751	120,000	68,400.00	86,850.08
	0.5745	0.729465	121,603	69,860.92	88,705.07
	0.57675	0.732321	566,572	326,770.40	414,912.82
	0.59125	0.750733	1,340,327	792,468.34	1,006,227.23
	0.61	0.774540	4,306,000	2,626,660.00	3,335,170.22
	0.613	0.778349	774,815	474,961.60	603,076.82
	0.63	0.799935	96,666	60,899.58	77,326.52
	0.64	0.812632	1,520,000	972,800.00	1,235,201.20
	0.71916	0.913145	1,362,867	980,119.43	1,244,494.96
	0.72	0.914211	29,922,796	21,544,413.12	27,355,761.72
	0.84458333	1.072400	871,837	736,339.00	934,957.66
	0.86	1.091975	4,844,000	4,165,840.00	5,289,525.68
	1.14002857	1.447538	2,462,899	2,807,775.23	3,565,139.12
	1.680328	2.133576	2,374,115	3,989,291.91	5,065,355.84
	1.83086893	2.324724	1,385,965	2,537,520.26	3,221,986.09
	1.90590488	2.42	13,200,000	25,157,944.42	31,944,000.00
	1.93049937	2.451229	443,236	855,666.82	1,086,472.74
€ 2.503022	1.97129002	2.503022	751,497	1,481,418.54	1,881,013.53
	2.052234	2.605800	710,886	1,458,904.42	1,852,426.49
€ 2.954682	2.32700117	2.954682	1,487,547	3,461,523.61	4,395,228.34
€ 3.09	2.43357276	3.09	14,000,000	34,070,018.64	43,260,000.00
€ 4.184682	3.29570489	4.184682	1,414,642	4,662,242.56	5,919,826.91
€ 4.25	3.347147	4.25	15,250,000	51,043,991.75	64,812,500.00
€ 4.309571	3.39406297	4.309571	531,856	1,805,152.75	2,292,071.19
			317,683,322	270,976,059.18	344,068,620.69

8 February 2002

ALLOTMENT OF SHARES FOR A CONSIDERATION OTHER THAN CASH

	Pence Per Share	Number of Shares	IR£
Amount called up on number of shares of each class.	25p	4,202,094	1,050,523.50
	33.9p	1,475,000	500,025.00
	80p	125,000	100,000.00
		5,802,094	**1,650,548.50**
			Euro 2,095,764.28

List of persons holding shares on the 14th day after the annual general meeting for 2002
and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of the incorporation of the company

Names and Address *note three and eight*	Share Class	Number held *note six*	Number Transferred and Date *note seven*	Particulars of Transferee
See Attached List				

Total number held

The total number of shares held must agree with the total number of issued shares given in the "Shares Issued" section of the return

Earlier full listing

When full particulars of past and present members have been given in a return for any of the 5 years preceding this return, only particulars relating to new members, persons who have ceased to be members and shares transferred since that date need be furnished. If full particulars are not now given, specify the date the relevant annual return was made up to.

Return made up to *note one* day of

Note nine

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note ten
Place of incorporation if outside the State

Note eleven
Mark "X" in the relevant box(es)

Particulars of Directors (including shadow directors)

Surname *note three*: BARRETT
Forename *note three*: WILLIAM RICHARD

Former surname(s) *note four*: NONE
Former forename *note four*: NONE

Business occupation: Banker
Date of birth: 18 Day 12 Month 1945 Year
Nationality: Irish

Home address *note three*
4 Homelee, Serpentine Avenue, Ballsbridge,
Dublin 4.

Other directorships: None
Registered at *note ten*
Company number

Surname *note three*: FITZPATRICK
Forename *note three*: SEAN PATRICK

Former surname(s) *note four*: NONE
Former forename *note four*: NONE

Business occupation: Chartered Accountant
Date of birth: 21 Day 6 Month 1948 Year
Nationality: Irish

Home address *note three*
Camaderry, Whitshed Road, Greystones,
Co Wicklow

Other directorships: See Continuation Sheet
Registered at *note ten*
Company number

Surname *note three*: JACOB
Forename *note three*: MICHAEL DESMOND

Former surname(s) *note four*: NONE
Former forename *note four*: NONE

Business occupation: Company Director
Date of birth: 6 Day 7 Month 1945 Year
Nationality: Irish

Home address *note three*
Greyfield, Newtownpark Avenue, Blackrock,
Co Dublin

Other directorships: See Continuation Sheet
Registered at *note ten*
Company number

Documents Annexed

Note eleven

- Balance Sheet ☐ — S 128, Companies Act, 1963 [CA - '63]; S.7 and S. 18, Companies (Amendments) Act, 1986 [CAA - '86]
- Profit and Loss A/C ☐ — S.7 and S. 18, CAA - '86
- Directors Report ☐ — S. 128, CA - '63; S. 7 and S. 18, CAA - '86
- Auditors Report ☐ — S. 128, CA - '63; S. 7 and S. 18, CAA - '86
- Guarantee ☐ — S. 17, CAA - '86
- Declaration ☐ — S. 17, CAA - '86
- Notification to shareholders of Guarantee ☐ — S. 17, CAA - '86
- Note stating company has availed of exemptions ☐ — in S. 17, CAA - '86

We hereby certify that this form contains the particulars in respect of the company as at the date up to which the return is made and that

The company is not a private company ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debenture in the company. ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consists wholly of persons who, under section 33 (1)(b) of the Companies Act 1963, are not to be included in reckoning the number of 50. ☐

Signed [signature] [signature]

Director | Secretary

Company Number

22045

Particulars of Directors (including shadow directors)

Note nine

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note ten
Place of incorporation if outside the State

Note eleven
Mark "X" in the relevant box(es)

Surname *note three*
KILLEN

Forename *note three*
PETER RICHARD

Former surname(s) *note four*
NONE

Former Forename *note four*
NONE

Business occupation
Banker

Date of birth **19** Day **10** Month **1947** Year

Nationality **Irish**

Home address *note three*
3 Killeen Terrace, Malahide, Co Dublin.

Other directorships | Registered at *note ten* | Company number

None

Surname *note three*
MCATEER

Forename *note three*
WILLIAM ANTHONY

Former surname(s) *note four*
NONE

Former Forename *note four*
NONE

Business occupation
Chartered Accountant

Date of birth **29** Day **10** Month **1950** Year

Nationality **Irish**

Home address *note three*
4 Auburn Villas, Rathgar, Dublin 6

Other directorships | Registered at *note ten* | Company number

See Continuation Sheet

Surname *note three*
MURRAY

Forename *note three*
PETER CYRIL

Former surname(s) *note four*
NONE

Former Forename *note four*
NONE

Business occupation
Chartered Accountant

Date of birth **18** Day **3** Month **1950** Year

Nationality **Irish**

Home address *note three*
'Beech', Pembroke Gardens, Ballsbridge, Dublin 4.

Other directorships | Registered at *note ten* | Company number

See Contiuation Sheet

Surname *note three*
O MAHONEY

Forename *note three*
TIARNAN

Former surname(s) *note four*
NONE

Former Forename *note four*
NONE

Business occupation
Banker

Date of birth **10** Day **2** Month **1959** Year

Nationality **Irish**

Home address *note three*
Glen Pines, Old Longhill Road, Enniskerry, Co Wicklow

Other directorships | Registered at *note ten* | Company number

See Continuation Sheet

Note nine
Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note ten
Place of incorporation if outside the State

Note eleven
..k "X" in the relevant box(es)

Particulars of Directors (including shadow directors)

Company Number: 22045

Surname *note three*: ROWAN
Forename *note three*: JOHN

Former surname(s) *note four*: NONE
Former Forename *note four*: NONE

Business occupation: Banker
Date of birth: 25 Day 11 Month 1957 Year
Nationality: Irish

Home address *note three*:
35 Ennerdale Road, Kew Gardens, Richmond,
Surrey TW9 3PE, UK

Other directorships: None
Registered at *note ten*:
Company number:

Surname *note three*: STANZEL
Forename *note three*: ANTON GERHARD

Former surname(s) *note four*: GRADL
Former Forename *note four*: NONE

Business occupation: Company Director
Date of birth: 10 Day 3 Month 1939 Year
Nationality: Austrian

Home address *note three*:
Rockhgasse 4/11, A-1010 Vienna, Austria.

Other directorships: (See continuation sheet).
Registered at *note ten*:
Company number:

Surname *note three*: SULLIVAN
Forename *note three*: EDMOND FRANCIS

Former surname(s) *note four*: NONE
Former Forename *note four*: NONE

Business occupation: Company Director
Date of birth: 8 Day 5 Month 1948 Year
Nationality: Irish

Home address *note three*:
Locnamon House, Sion House, Kilkenny

Other directorships: See Continuation Sheet
Registered at *note ten*:
Company number:

Surname *note three*: WRIGHT
Forename *note three*: PATRICK

Former surname(s) *note four*: None
Former Forename *note four*: None

Business occupation: Company Director
Date of birth: 14 Day 5 Month 1941 Year
Nationality: Irish

Home address *note three*:
'Anna Livia', Streamstown, Malahide, Co Dublin.

Other directorships: See Continuation Sheet
Registered at *note ten*:
Company number:

MICHAEL DESMOND JACOB

EXTERNAL DIRECTORSHIPS

Current Directorships

Name of Company	Incorporated	Company No
Business Electronic Equipment Ltd	Ireland	038222
Celtic Seafoods Ltd	Ireland	103202
Errigal Eisc. Teo		
FAS (An Foras Aiseanna Saothair)	Ireland	
Freshland Foods Ltd		172058
Healy Manufacturing Ltd		140265
Irish Property and Land Group Ltd		
Lacaze Ltd		202250
Lett Group Ltd, Lett & Co. Ltd		140153
Premier Leisure Ltd		216469
Siac Construction		
Skibbereen Fish Company Ltd		178526

Past Directorships

Dublin District Milk Board	Ireland
Guaranteed Irish Ltd	Ireland
Macroom Carpets Ltd	Ireland

LIST OF DIRECTORSHIPS

SEAN PATRICK FITZPATRICK

Name of Company	Incorporated	Registration Number
The Lithographic Group Limited	Ireland	42702
Drurys Sports Management	Ireland	
Mac Publishing Limited		42702
Dublin Dockland Development Authority		

PAST DIRECTORSHIPS

Company Name	Incorporated	Registration Number
Singer & Friedlander Investment Funds Ltd	Ireland	198539
Singer & Friedlander Total Asset Management Ltd.	Ireland	197271
Singer & Friedlander "Roll-Up" Funds plc	Ireland	245116

EXTERNAL DIRECTORSHIPS

WILLIAM A. McATEER

COMPANY NAME	INCORPORATED	REGISTRATION NUMBER
Entity 1 plc		1720141
Entity 2 Limited	All Incorporated in the UK	2098851
Entity 3 Limited		1036850
Entity 4 Limited	All in Members Voluntary	1655977
Entity 5 Limited	Liquidation	1617970
Entity 6 Limited		1646038
Entity 7 Limited		1626442
Vico Insurance Company Ltd.	Ireland	182332
Fastrock Holding Company	Ireland	226281
Volkswagen Investments Ltd.	Grand Cayman	

PETER C. MURRAY

PARTICULARS OF DIRECTORSHIPS IN ACCORDANCE WITH SECTION 51 OF THE COMPANIES ACT 1990

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Robert J Goff & Co plc	7138		
Goffs Bloodstock Sales Ltd	45567		
Crest Holdings Inc.		USA	
Crest Texas Inc.		USA	
Avenue Texas Inc.		USA	
Hospital & Kitchen (Europe) Ltd	65965		
Hospital & Kitchen Dublin Ltd (formerly Hospital & Kitchen International Ltd)	149110		
H & K (Rugby) Ltd	2019303	UK	
H & K Services Ltd	59779	UK	
The Irish Youth Foundation	105853		
Pleroma Ltd	136328		

<u>Past Directorships</u>

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Ardagh plc (app 13.7.88)	7446		6.3.98
The Glass Bottle Company Ltd (app 9.5.88)	106690		6.3.98
Irish Glass Sales Ltd (app 1989)	88946		6.3.98
Ardagh International	145416		6.3.98
Ardagh Glass Ltd (app 1989)	144458		6.3.98
Ardagh Holdings Ltd (app 1989)	144459		6.3.98
Ardagh Industries Ltd (app 1989)	145778		6.3.98
Ardagh Treasury Ltd (app 1989)	148774		6.3.98
Ardagh Management Ltd (app 1989)	145417		6.3.98
Ardagh Properties Ltd (app 8 May 89)	19188		6.3.98
Irish Glass International BV (Dutch Co)		Holland	6.3.98
Ardagh Holdings BV		Holland	6.3.98
Catterick Holdings BV		Gibraltar	6.3.98
Emmaton Investments Ltd		Gibraltar	6.3.98
Crest Nominees Ltd			27.4.94
Crest Investment Trust Ltd	107556		28.2.89
Crest Holdings Ltd	42835		28.2.89
Drumport Ltd	83708		26.9.95
Avenue Holdings	55865		28.2.89
Avenue Investment Company	23508		28.2.89
Felkins Ltd	109150		28.2.89
Adlington Ltd (formerly The International Biochemical Group Ltd)	50518		28.2.89
Hospital & Kitchen Holdings Ltd		Canada	
Squash Ireland Ltd	36417		2.2.90

EXTERNAL DIRECTORSHIPS

TIARNAN O MAHONEY

COMPANY NAME	INCORPORATED	REGISTRATION NUMBER
Shamray Ltd	Ireland	318313

DIRECTORSHIPS - EDMOND FRANCIS SULLIVAN

Current Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Glanbia plc	129933	Ireland	Dairy	4 Jan 99	

Past Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Athenian Distillers - Ioannis Kaloyannis AE	2554/02/b/86179	Greece	Spirits	3 Jul 95	18 Aug 97
Better brands Ltd A/S	29072	Denmark	Spirits	21 Sep 95	30 Sep 96
Cinzano Belgium S.A. NV	4829	Belgium	Spirits	25 Sep 95	13 Mar 97
Datong Company	212660	Ireland	Dairy	31 Mar 99	29 Sep 00
Dubliner Wines & Spirits Ltd	210387	Ireland	Spirits	10 Dec 93	2 Sep 96
Express Foods Group Ireland Ltd	22854	Ireland	Dairy	27 Sep 94	2 Sep 96
Gilbeys of Ireland Sales Ltd	112294	Ireland	Spirits	1 Jul 92	2 Sep 96
Glanbia Co-Operative Society Ltd	4928R	Ireland	Dairy	13 Apr 99	29 Jun 01
Glanbia Financial Services	221989	Ireland	Finance	31 Mar 99	29 Jun 01
Glanbia Foods Society Ltd	4964R	Ireland	Dairy	31 Mar 99	29 Jun 01
Glanbia Ingredients Society Ltd	4463R	Ireland	Dairy	31 Mar 99	29 Jun 01
Ingredientsnet.com (Holdings) Ltd	323104	Ireland	Dairy	24 May 00	29 Jun 01
Ingredientsnet.com Ltd	319872	Ireland	Dairy	24 May 00	29 Jun 01
International Distillers & Vintners IDB AB	556534-4172	Sweden	Spirits	5 Dec 96	16 Jan 98
International Distillers (India) Ltd	11-80795	India	Spirits	26 Jun 97	18 Mar 98
International Distillers & Vintners Middle East Sal	469	Lebanon	Spirits	11 Apr 97	2 Nov 98
International Distillers Korea Co Ltd		South Korea	Spirits	4 Mar 97	27 May 98
International Distillers Philippines Inc	146920	Philippines	Spirits	30 Apr 97	30 Jun 98
J.J. O'Darby Ltd	19915	Ireland	Spirits	7 Oct 91	2 Sep 96
Lamington Company	158790	Ireland	Spirits	13 May 94	2 Sep 96
N. Kaloyannis Bros AEBE	5083/02/b/86145	Greece	Spirits	3 Jul 95	18 Aug 97
Nangor Holdings	96977	Ireland	Spirits	13 May 94	2 Sep 96
R & J Emmet Ltd	67936	Ireland	Spirits	7 Oct 91	2 Sep 96
R & J Emmet (USA) Inc		USA	Spirits	5 Oct 96	30 Jun 98
R & A Bailey & Co.	49185	Ireland	Spirits	1 Nov 84	9 Jan 98

Company Number 22045

Company Name: **Anglo Irish Bank Corporation plc**

Other Directorships *note nine*	Registered at *note ten*	Company number
Current directorships for STANZEL ANTON GERHARD		
Casinos Austria International Ltd	**Australia**	

Personnel Appointments

Date as at: 24/01/2000

Full Name : **Wright, Patrick** | *Person ID :* **PJW**

Internal Appointments

Number	Company Name	Appointment Type	Appointed	Resigned	Reason	Place of Incorporation
145951	Amisfield Limited	Director	01/01/1990	27/09/1996	Resignation	Ireland
93398	AON Beech Hill Limited	Director	22/04/1992	30/07/1996	Resignation	Ireland
046806	AON MacDonagh & Boland Group Limited	Chairman	01/01/1992			Ireland
172817	Badcall Limited	Director	01/01/1993	01/03/1997	Resignation	Ireland
55863	Bainton Holdings	Director	01/01/1981	20/10/1999	Resignation	Ireland
55863	Bainton Holdings	Director	01/01/1991	16/02/1991	Resignation	Ireland
87870	Beech Hill Pension Trustees Limited	Director	22/04/1992	30/07/1996	Resignation	Ireland
052960	Belenos Publications Limited	Director	01/01/1990	31/05/1995	Resignation	Ireland
144340	Bishopbriggs Limited	Director	14/07/1989	03/10/1996	Resignation	Ireland
00005666-8	Carton de Venezuela, S.A.	Director				Venezuela
124098	Consolidated Plastics Limited	Director	11/09/1987	01/06/1996	Resignation	Ireland
55045	Corrugated Holdings	Director	19/12/1983	01/03/1997	Resignation	Ireland
162204	CV Packaging Limited	Director	24/07/1990	01/06/1996	Resignation	Ireland
54170	De La Rue Smurfit (Holdings) Limited	Director	12/12/1990	04/03/1992	Resignation	Ireland
69447	De La Rue Smurfit Limited	Director	12/12/1990	04/03/1992	Resignation	Ireland
173924	Doovane Limited	Director	01/03/1993	01/03/1997	Resignation	Ireland
1993	Executive Travel Group Limited	Director	01/01/1991	29/01/1993	Resignation	Ireland
187291	Gourdas Limited	Director	01/02/1993	01/03/1997	Resignation	Ireland
13925	Irish Forest Products Limited	Director	19/06/1992	16/05/1994	Resignation	Ireland
26132	Irish Landscape Company Limited (In Liquidation)	Director	19/06/1992	24/03/1994	Resignation	Ireland
26063	Irish Nursery and Landscape Company Limited	Director	19/06/1992	01/03/1997	Resignation	Ireland
8610	Jefferson Smurfit Group plc	Director	04/02/1994			Ireland
147988	Kids Sports Limited	Director	27/07/1989	04/06/1996	Resignation	Ireland
26910	King Christopher Limited	Director	08/02/1989	20/10/1992	Resignation	Ireland
229099	Kufpent Limited	Director	25/07/1995	27/03/1998	Resignation	Ireland
48178	National Sawmills Limited	Director	19/06/1992	24/03/1994	Resignation	Ireland
118960	Patchford Limited	Director	01/01/1989	04/06/1996	Resignation	Ireland
127109	Sarajevo Limited	Director	28/01/1988	01/03/1997	Resignation	Ireland

ANGLO IRISH BANK CORPORATION PLC

The attached are a true copy of the Accounts of Anglo Irish Bank Corporation plc laid before the Annual General Meeting.

Director **Secretary**

Report of the Directors

The directors present their report and the audited financial statements for the year ended 30 September 2001.

RESULTS

The group profit on ordinary activities before taxation for the year amounted to €194.8 million and has been dealt with as shown in the consolidated profit and loss account on page 26.

REVIEW OF ACTIVITIES

The principal activities of the group are the provision of banking services. The chairman's statement and the chief executive's review on pages 9 to 15 report on developments during the year, on likely future developments and on events since 30 September 2001.

DIVIDENDS

An interim dividend of 3.6c per share was paid on 17 July 2001 amounting to €10.8 million. Subject to shareholders' approval, it is proposed to pay a final dividend on 31 January 2002 of 6.84c per share to all registered shareholders at the close of business on 7 December 2001. Dividend withholding tax ("DWT") may apply on the proposed final dividend depending on the tax status of each shareholder.

Shareholders chose to receive 2,019,403 ordinary shares instead of cash dividends paid in January and July. Shareholders will be offered the choice of taking new ordinary shares in lieu of the proposed final dividend, after deduction of DWT where applicable.

CAPITAL RESOURCES

Details of the changes in capital resources during the year are included in notes 25 to 31 of the financial statements.

DIRECTORS AND SECRETARY

The names of the directors appear on pages 6 and 7, together with a short biographical note on each director. Anton Stanzel and Ned Sullivan were co-opted to the board on 19 April 2001 and 12 November 2001 respectively and, being eligible, offer themselves for re-election. William McCann retired on 12 November 2001 following the completion of his three year term and Anthony O'Brien will retire as a director following the forthcoming annual general meeting.

Peter Murray, William Barrett, Tiarnan O Mahoney and John Rowan retire by rotation as directors in accordance with the articles of association and, being eligible, offer themselves for re-election. Ronan Murphy acted as secretary to the company throughout the year. The interests of the directors and secretary in the share capital of the company are shown in the remuneration committee's report on behalf of the board set out in note 43 to the financial statements.

SUBSTANTIAL SHAREHOLDINGS

Details of interests in the ordinary share capital which have been notified to the company of over 3% of the issued ordinary shares are shown on page 79.

Auditors' Report

To the shareholders of Anglo Irish Bank Corporation plc

We have audited the consolidated financial statements on pages 26 to 76 which have been prepared under the historical cost convention and the accounting policies set out on pages 31 to 33.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the annual report. As described on page 21, this includes responsibility for preparing the financial statements in accordance with accounting standards generally accepted in Ireland. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether proper returns adequate for the purposes of our audit have been received from branches not visited by us; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the company's balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the corporate governance statement on pages 18 to 20 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Irish Stock Exchange and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls or form an opinion on the effectiveness of the company's and the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

accounts

2001



ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal Activity	Holding Ordinary Shares
➢ AIT Limited 69 Athol Street, Douglas, Isle of Man	Trustee Company	100 %
➢ Anglo Irish Asset Limited 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	100 %
➢ Anglo Irish Asset Finance plc 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	100 %
➢ Anglo Irish Asset Management Limited Stephen Court, 18/21 St Stephen's Green Dublin 2.	Fund Management	100 %
➢ Anglo Irish Assurance Company Limited Heritage House, St Stephen's Green, Dublin 2.	Life Assurance & Pensions	100 %
➢ Anglo Irish Administration Limited Heritage House, St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Capital Funding Limited Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.	Finance	100 %
➢ Anglo Irish Corporate Bank Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Banking	100 %
➢ Anglo Irish Credit plc 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Anglo Irish Finance Limited 10 Old Jewry, London EC2R 8DN, UK.	Lending	100 %
➢ Anglo Irish International Finance Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Anglo Irish Leasing Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Anglo Irish Limited 69 Athol Street, Douglas, Isle of Man	Finance	100 %

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal Activity	Holding Ordinary Shares
➢ Anglo Irish Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Anglo Irish Nominees (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Nominee Company	100 %
➢ Anglo Irish Nominees (Trusts) Limited 69 Athol Street, Douglas, Isle of Man	Nominee Company	100 %
➢ Anglo Irish Bank (Suisse) S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Banking	100 %
➢ Anglo Irish Tax (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Tax Consultancy	100 %
➢ Anglo Irish Trust (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Trust Services	100 %
➢ AIBC Holding A.G. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Investment Holding	100 %
➢ AIBC Anglo Irish Bank (Austria) Kapitalanlagesellschaft M.B.H. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Fund Management	100 %
➢ Anglo Irish Bank (Austria) A.G. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Banking	100 %
➢ Anglo Irish Bank Corporation (IOM) plc 69 Athol Street, Douglas, Isle of Man	Banking	100 %
➢ Anglo Irish Bank ESOP Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Trustee Company	100 %

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Anglo Irish Bank Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Bank (Nominees) Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Anglo Irish Financial Services Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Life Assurance	100 %
➢ Anglo Irish Holding (Suisse) S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Holding Company	100 %
➢ Anglo Irish International Financial Services Ltd Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Anglo Irish Trade Services Limited 11/F Tower 2, The Gateway, 25/27 Canton Road, Kowloon, Hong Kong.	Finance	100 %
➢ Ansbacher Bankers Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Banking	100 %
➢ Amblepath Properties Limited 10 Old Jewry, London EC2R 8DN, UK.	Holding Company	100 %
➢ Argyle Investment Finance Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Berfors Nominees Limited 10 Old Jewry, London EC2R 8DN, UK.	Nominee Company	100 %

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Buyway Group Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Buyway Holdings Limited 69 Athol Street, Douglas, Isle of Man	Investment Holding	100 %
➢ CDB Investments Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ CDB (UK) Limited 10 Old Jewry, London EC2R 8DN, UK.	Investment Holding	100%
➢ C F Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Finance 2000 plc 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Fitzwilliam Leasing Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Geranth Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ IFT Nominees Limited 10 Old Jewry, London EC2R 8DN, UK.	Nominee Company	100 %
➢ Industrial Funding Trust Limited 10 Old Jewry, London EC2R 8DN, UK.	Investment Holding	100 %
➢ Irbanco Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ I.B.O.C. Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Irish Buyway Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Kesdale Freight Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Knightsdale Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Marcuard Cook Fund Advisory S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Fund Investment	100 %
➢ Marcuard Cook & Company Limited 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Investment	100 %
➢ M & A Parametre S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Dormant	100 %
➢ Modify 1 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 3 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 4 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 5 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 6 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %

8 February 2002

ANGLO IRISH BANK CORPORATION PLC

SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Modify 7 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 8 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 9 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100%
➢ Pagnol Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Pecharmaus Limited Merchants House, 27-30 Merchants Quay, Dublin 8.	Trustee Company	100 %
➢ Pegasus Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Provincial North West Management Limited 10 Old Jewry, London EC2R 8DN, UK.	Lending	100 %
➢ Steenwal B.V. Drentestraat 20, 1083 HK Amsterdam, The Netherlands.	Investment Holding	100 %
➢ Sutherland Finance & Leasing 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Univaleur Gestion S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Fund Investment	100 %

Certified:

DIRECTOR

SECRETARY

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Return of allotments

Companies Acts, 1963 to 1999

B5

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

The return must be delivered within one month after the allotment

Company Number: **22045**

Company Name *in full*: **ANGLO IRISH BANK CORPORATION PLC**

Effective centre of management if outside the State:

Registered Office:
Stephen Court
18/21 St Stephen's Green
Dublin 2

02 JUN 27

Date of allotment(s) *notes one and two* made on **1st March 2002**

or made from to

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
See Attached List		

Presenter's Name

Address

Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2.

Telephone number 01 616 2506

Reference rm/cj

1 MARCH 2002

ORDINARY EURO 0.32 SHARES

NAME:	NO OF SHARES
Mr David Drumm 18 Tavern Circle, Sudbury, MA 01776, USA.	60,000
Ms Celeste Freeney 76 Brighton Square, Rathgar, Dublin 6.	7,000
Ms Tracy Gore 17 Bramblefield Drive, Clonee, Dublin 15.	5,000
Ms Joanne Graft Flat 4, 9 Oakhill Avenue, London NW3 7RD.	3,000
Ms Theckla Heffernan 41 Spire View, Rathgar, Dublin 6.	1,000
Ms Patricia Kelly 26 Bunratty Avenue, Coolock, Dublin 5.	7,000
Mr Aidan O'Neill 29 Luttrellstown Way, Castleknock, Dublin 15.	25,000
Mr Gordon Parker Tayles Cottage, 35 West Street, Ewell Village, Surrey KT17 1XY.	45,000
Mr John Spillane 8 The Cloisters, North Circular Road, Limerick.	10,000

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash	✓	Non-Cash	☐	Both Cash and Non-Cash	☐
Complete Section C		Complete Section D		Complete Section C and D	

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
133,000	Ordinary	Euro 0.320	IR£ 0.61	IR£ 81,130.00
60,000	Ordinary	Euro 0.320	IR£ 0.86	IR£ 51,600.00

Denomination

Conversion Rate, if any

Total value of consideration: Euro 168,532.34 — IR£ 132,730.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Shares allotted under the Share Option Scheme approved by shareholders in General Meeting.

Note Three The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note three*: 0

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

☐ Director Company Secretary ✓

Signature

Dated 20th March 2002

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on **1st March 2002**

notes one and two

or made from to

	E		F	
	Values of assets contributed or to be contributed		Nominal values of shares	
1. Total from section C	132,730.00		0	**1. Amount / Denomination**
	+			
2. Total form section D	0		0	**2. Conversion Rate**
3. Total 1. + 2. above	132,730.00		0	**3. Amount in IR£**
4. Expenses *note four*	0			
5. Total 3 + 4	132,730.00			

Greater amount of boxes E5 or F3

132,730.00

Stamp Duty at £1 per £100 or part thereof: 1,328.00

\+

Interest for 0 months (*note five*): 0

Total Due (CCD): 1,328.00 Euro 1,686.21

\+

Euro 12.00 £10 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): 1,338.00 Euro 1,698.21

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on 09/05/2002

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the <u>first</u> date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Neil Adair 53 Fort Road, Ballylesson, Belfast BT8 8LX	Ordinary	10,000
Cyril Boyd Sycamore Lodge, Killakee, Rathfarnham, Dublin 14.	Ordinary	90,000
Colum Campion 12 The Pines, Castleknock, Dublin 15	Ordinary	20,000
Ruairi Conneely 17 Beaconsfield Road, Blackheath, London SE3 7LN.	Ordinary	40,000
Michael D'Arcy 14 Richmond Park, Monkstown, Co Dublin	Ordinary	20,000

Presenter's Name

Ronan Murphy

Address

Anglo Irish Bank Corporation plc

18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Theckla Heffernan 41 Spire View, Rathgar, Dublin 6	Ordinary	4,000
Richard Heggie Wingates, Bentinck Road, Altrincham, Cheshire WA4 2BW	Ordinary	128,000
John Leonard Lindos, Channel Road, Rush, Co Dublin	Ordinary	7,000
Brian Linehan 15 Casana View, Howth, Co Dublin	Ordinary	15,000
Stephen Mackey 84 Hawthorn Place, Clybawn Road, Knocknacarra, Galway.	Ordinary	100,000
Alec Mitchell 11 Serviden Drive, Bromley, Kent BR1 2UB.	Ordinary	35,000
Paul Somers 4 Shrewsbury Manor, Cabinteely, Dublin 18.	Ordinary	20,000
James Springham Runton Lodge, Baas Hill, Broxbourne, Herts EN10 7EP.	Ordinary	86,000
Brendan Myers 24 Salman Weir, Anacotty, Co limerick	Ordinary	25,000

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
224,000	Ordinary	0.32	0.77	173,497.01
356,000	Ordinary	0.32	1.09	388,743.02
20,000	Ordinary	0.32	2.59	51,800.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 614,040.03

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature: [signature]

Date: 05/27/2002

Name *Block letters please*

RONAN MURPHY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 09/05/2002
notes one and two

or made from ____________ to ____________

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 614,040.03
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 614,040.03
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 614,040.03

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Greater amount of boxes E5 or F3

€ 614,040.03

Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 6,140.40
Interest for ____________ months *note five*	€ 0.00
Total Due (CCD)	€ 6,140.40

Eur 12.00 +
€ ~~XXXX~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee)	€ 6,152.40

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

02 JUN 27 PM 12:15

Registered Office
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 17/05/2002

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Eimear Caffrey 4 Mountain View Park, Greystones, Co Wicklow	Ordinary Euro 0.32	5,000
Natasha Cosgrave Garraun, Lisnagry, Co Limerick	Ordinary Euro 0.32	5,000
Sharon Downey 1 Caherdavin Terrave, Ennis Road, Limerick	Ordinary Euro 0.32	5,000
Eithne Foley 22 Sylvan Drive, Fairlands Park, Galway	Ordinary Euro 0.32	5,000
Edward P. Harty Rathbride, Newbridge, Co Kildare	Ordinary Euro 0.32	20,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

coform

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Marion Lawrence 50 Friars Hill, Galway	Ordinary Euro 0.32	5,000
Kevin Nelson 37 Watson Road, Killiney, Co Dublin	Ordinary Euro 0.32	40,000
Niamh O'Connor 143 Salthill House, Salthill, Galway	Ordinary Euro 0.32	5,000
Jakki Quaid 25 Ashleigh Grove, Ballymoneen Road Galway	Ordinary Euro 0.32	7,000

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
37,000	Ordinary	0.32	0.77	28,657.99
60,000	Ordinary	0.32	1.09	65,518.48

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 94,176.47

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme.

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature: [signature]

Date: 06/06/2002

Name *Block letters please*

RONAN MURPHY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 17/05/2002
notes one and two

or made from ______ to ______

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted

E		F	
1. Total from Section C	€ 94,176.47		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 94,176.47	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 94,176.47		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 94,176.47

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 942.00

Interest for ______ months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 942.00

+

12.00
~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 954.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Companies Acts, 1963 to 2001

Company Number 22045

Registration fee stamp to be affixed above

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Note one
Give details of change(s) and specify date. Only changes v) occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name principal address of the ... alone may be given.

Note four
Applicable to directors only

Company Name *in full*

Anglo Irish Bank Corporation plc

Gives notice of the following change(s) *note one*

Appointment of Fintan Drury as Director

Date change(s) take(s) effect 30 Day 5 Month 2002 Year

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three*: Drury

Forename *note three*: Fintan Colm

Former surname *note five*: None

Former forename *note five*: None

Business Occupation *note four*:

Date of Birth *note four*: Day 9 Month 6 Year 1958

Home address *note three*: 'Glanaphouca', Russian Village
Kilquade, Co Wicklow.

Nationality *note four*: Irish

Other directorships *note six* | Registered at *note seven* | Company number

See Continuation Sheet

I hereby consent to act as director / ~~secretary~~ of the aforementioned company *note two*

Signature [signature] Date

I hereby certify that the particulars contained in this form are correct

☐ Director ☒ Company Secretary

Signature [signature] Date

Name *Block letters please*

Ronan Murphy

Presenter's Name: Anglo Irish Bank Corporation plc

Address: Stephen Court, 18/21 St Stephen's Green, Dublin 2.

Telephone 01 616 2506

Reference rm/cj

Current Directorships:

Drury Sports Management Limited	196067
Drury Hospitality Limited	318580
Drury Communications (Northern Ireland) Limited	NI 30180
Compupharma Limited	8278326F
Dolphin Trolleys Limited	314657
Eurocart (Ireland) Limited	304723
Truro Limited	315508
Maynooth University Foundation Limited	308957
Cappagrove Limited	297411

Directorships held over the last ten years but resigned:

Sage Media Group Limited	6343060
DEA Limited	312953
ESRAS Films Limited	261074
Drury Communications Limited	139459